UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 5)
Regis Corporation
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

758932107
(CUSIP Number)

Caren Abramovich
Birch Run Capital Advisors, LP
405 Lexington Avenue
Suite 720
New York, NY 10174
(212) 433–1980

with a copy to:
Douglas Rappaport
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036–6745
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS Birch Run Capital Advisors, LP*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,655,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,655,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,655,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%**
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN
*Birch Run Capital Advisors, LP is a registered investment adviser.
**This calculation is based on a total of 35,665,777 shares of the common stock of Regis Corporation (the “Issuer”) outstanding as of September 4, 2020, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2020.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS BRC Advisors GP, LLC*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,655,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,655,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,655,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC
*BRC Advisors GP, LLC is the General Partner to Birch Run Capital Advisors, LP, the registered investment adviser.
**This calculation is based on a total of 35,665,777 shares of the common stock of the Issuer outstanding as of September 4, 2020, as reported in the Issuer’s Proxy Statement filed with the SEC on September 16, 2020.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS Daniel Gordon Beltzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,535*
	8	SHARED VOTING POWER 10,655,170
	9	SOLE DISPOSITIVE POWER 17,535*
	10	SHARED DISPOSITIVE POWER 10,655,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,672,706*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%***
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC
*Daniel Beltzman has been awarded an aggregate of 17,535 restricted stock units (“RSUs”). Each RSU represents a contingent right to receive one share of the Issuer’s common stock.
**This calculation is based on a total of 35,665,777 shares of the common stock of the Issuer outstanding as of September 4, 2020, as reported in the Issuer’s Proxy Statement filed with the SEC on September 16, 2020.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS Gregory Howard Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,655,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,655,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,655,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC
*This calculation is based on a total of 35,665,777 shares of the common stock of the Issuer outstanding as of September 4, 2020, as reported in the Issuer’s Proxy Statement filed with the SEC on September 16, 2020.

Amendment No. 5 to Schedule 13D
This Amendment No. 5 amends and supplements the Amended Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 22, 2014, by Daniel Beltzman, Gregory Smith, Birch Run Capital Advisors, LP and BRC Advisors GP, LLC (collectively, the “Reporting Persons”).
Except as specifically provided herein, this Amendment No. 5 does not modify any of the disclosure previously reported in the Schedule 13D, as amended. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the previously filed Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
ITEM 1.	SECURITY AND ISSUER
Item 1 of the Schedule 13D is hereby amended and restated as follows:
The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.05 per share (the “Common Stock”) of Regis Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3701 Wayzata Boulevard, Minneapolis, MN 55416.
ITEM 2.	IDENTITY AND BACKGROUND
Item 2 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
The business address of the Reporting Persons is 405 Lexington Avenue, Suite 720, New York, New York 10174.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended and restated as follows:
Birch Run Capital Advisors, LP (the “Adviser”) advises the accounts of Birch Run Capital Partners, LP, Walnut BRC, LP and Torch BRC, LP, (collectively, the “Funds”), which have purchased an aggregate of 10,655,170 shares of Common Stock for a total consideration (including brokerage commissions) of $169,370,417.61 derived from the capital of each of the aforementioned accounts.

ITEM 4.	PURPOSE OF TRANSACTION
Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
This Amendment No. 5 to Schedule 13D reflects the Reporting Persons’ current beneficial ownership of Common Stock, which has not changed since their last acquisition of beneficial ownership of Common Stock in March 2015.  All transactions in Common Stock by the Reporting Persons have been previously reported in Form 4 filings with the SEC.  The Reporting Persons are filing this Amendment No. 5 to Schedule 13D as changes to the Reporting Persons’ beneficial ownership and percentage of beneficial ownership of the outstanding shares of Common Stock since the previous Schedule 13D amendment may be deemed to be sufficiently material to require a Schedule 13D amendment.  The change in the Reporting Persons’ percentage of beneficial ownership of Common Stock since the previous Schedule 13D amendment has predominantly been due to a decrease in the number of shares of Common Stock outstanding.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on a total of 35,665,777 shares of the Common Stock outstanding as of September 4, 2020, as reported in the Issuer’s Proxy Statement filed with the SEC on September 16, 2020.
The Funds hold an aggregate of 10,655,170 shares of Common Stock. Of such shares, Birch Run Capital Partners, LP holds 1,658,941 shares of Common Stock, Walnut BRC, LP holds 5,033,581 shares of Common Stock and Torch BRC, LP holds 3,962,648 shares of Common Stock. Daniel Beltzman, a director on the Board, has been awarded an aggregate of 17,535 restricted stock units (“RSUs”) for his service as a director. Each RSU represents a contingent right to receive one share of Common Stock.
The Funds have delegated to the Adviser voting and investment power over the securities held by the Funds pursuant to their respective Investment Management Agreements with the Adviser. As a result, each of the Adviser, BRC Advisors GP, LLC (the “Adviser GP”), as the general partner of the Adviser, and Messrs. Beltzman and Smith, as Co-Managing Members of the Adviser GP, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Funds. The Funds specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with the Adviser.
(c) All of the transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D have been reported by the Reporting Persons in Form 4 filings with the SEC and such Form 4 filings are incorporated herein by reference.  The last transaction effected by any of the Reporting Persons took place on March 17, 2015.
(d) Items 5(a) and 5(b) above are incorporated by reference herein.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The Letter Agreement with the Issuer discussed in Item 6 of Amendment No. 3 to this Schedule 13D automatically terminated by its terms in December 2016.

Signature
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Dated as of October 16, 2020
Birch Run Capital Advisors, LP
By: /s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer
BRC Advisors GP, LLC, the General Partner
BRC Advisors GP, LLC
By: /s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer
Daniel Beltzman
By: /s/ Daniel Beltzman
Gregory Smith
By: /s/ Gregory Smith